Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Company Registry (NIRE): 35300520696

NOTICE TO THE MARKET

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Company”), complementing the notice to the market dated October 30, 2025, informs that its subsidiary GUSAP III LP concluded, on December 02, 2025, the financial settlement of the prepayment of all Bonds issued, with a principal amount of US$ 500,000,000.00, interest rate of 4.25% and maturity in 2030.

The total amount of the redemption corresponded to US$ 509,710,576.46, plus interest accrued to date, in accordance with the conditions established in the Indenture for execution of financial settlement.

São Paulo, December 02, 2025

Rafael Dorneles Japur

Vice-President and

Investor Relations Officer